Robert C. Shrosbree
Executive Director Legal,
Corporate & Securities
General Motors Company
Legal Staff
300 GM Renaissance Center
Mail Code- 482-C23-D24
Detroit, Michigan,
48265-300
Tel: 313-665-8452
Fax: 313-665-4979
robert.shrosbree@gm.com

June 16, 2014

VIA EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Justin Dobbie

Re:	General Motors Company
Registration Statement on Form S-4
File No. 333-196192

Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), General Motors Company, a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-4 (File No. 333-196192), as amended (the “Registration Statement”), be accelerated to 9:30 a.m., Eastern time, on June 18, 2014, or as soon thereafter as possible. The Company hereby acknowledges its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they related to the transactions specified in the Registration Statement.
The Company hereby acknowledges that:
•should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call either (i) Robert C. Shrosbree, Executive Director Legal, Corporate & Securities of the Company at (313) 665-8452 or (ii) William L. Tolbert, Jr. of Jenner & Block LLP, counsel to the Company, at (740) 633-9500 as soon as the Registration Statement has b declared effective, or if you have any other questions or concerns regarding this matter.
Very truly yours,
GENERAL MOTORS COMPANY
By: /s/Robert C. Shrosbree
Name: Robert C. Shrosbree
Title: Executive Director Legal, Corporate
& Securities and Assistant Secretary

cc:	William L. Tolbert, Jr.
Brian R. Boch
Jenner & Block LLP